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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.___)*



                              EXPERT SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   302131 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                                     ------
CUSIP NO. 302131-10-7             SCHEDULE 13G                            PAGE 2
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1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Advent VI L.P.                                          51-0309893
       Advent Atlantic and Pacific II L.P.                     04-3123521
       Advent New York L.P.                                    04-3095408
       Advent Industrial II L.P.                               51-0314268
       TA Venture Investors L.P.                               04-3068354
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                         (b) [ ]

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3.     SEC USE ONLY


--------------------------------------------------------------------------------
4.     CITIZENSHIP OR PLACE OF ORGANIZATION


       Advent VI L.P.                                            Delaware
       Advent Atlantic and Pacific II L.P.                       Delaware
       Advent New York L.P.                                      Delaware
       Advent Industrial II L.P.                                 Delaware
       TA Venture Investors L.P.                            Massachusetts
--------------------------------------------------------------------------------
                   5.  SOLE VOTING POWER

                       Advent VI L.P.                           1,136,310
                       Advent Atlantic and Pacific II L.P.        510,064
                       Advent New York L.P.                       141,685
                       Advent Industrial II L.P.                  184,191
                       TA Venture Investors L.P.                   17,002
     NUMBER OF     -------------------------------------------------------------
      SHARES       6.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          N/A
       EACH        -------------------------------------------------------------
    REPORTING      7.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:           Advent VI L.P.                           1,136,310
                       Advent Atlantic and Pacific II L.P.        510,064
                       Advent New York L.P.                       141,685
                       Advent Industrial II L.P.                  184,191
                       TA Venture Investors L.P.                   17,002
                   -------------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER

                       N/A
--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       Advent VI L.P.                                           1,136,310
       Advent Atlantic and Pacific II L.P.                        510,064
       Advent New York L.P.                                       141,685
       Advent Industrial II L.P.                                  184,191
       TA Venture Investors L.P.                                   17,002
--------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


       Advent VI L.P.                                               14.94%
       Advent Atlantic and Pacific II L.P.                           6.70%
       Advent New York L.P.                                          1.86%
       Advent Industrial II L.P.                                     2.42%
       TA Venture Investors L.P.                                     0.22%
--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON

       Each entity is a Limited Partnership
--------------------------------------------------------------------------------
                       SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                   PAGE 3


ITEM 1(a)     NAME OF ISSUER: Expert Software, Inc.

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              800 Douglas Road
              Suite 355
              Coral Gables, FL 33134

ITEM 2(a)     NAME OF PERSON FILING:
              Advent VI L.P.
              Advent Atlantic and Pacific II L.P.
              Advent New York L.P.
              Advent Industrial II L.P.
              TA Venture Investors Limited Partnership

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
              c/o TA Associates
              125 High Street, Suite 2500
              Boston, MA 02110

ITEM 2(c)     CITIZENSHIP: Not Applicable

ITEM 2(d)     TITLE AND CLASS OF SECURITIES: Common

ITEM 2(e)     CUSIP NUMBER: 302131 10 7

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4        OWNERSHIP
ITEM 4(a)     AMOUNT BENEFICIALLY OWNED:                           COMMON STOCK
                                                                   ------------
              Advent VI L.P.                                          1,136,310
              Advent Atlantic and Pacific II L.P.                       510,064
              Advent New York L.P.                                      141,685
              Advent Industrial II L.P.                                 184,191
              TA Venture Investors Limited Partnership                   17,002

ITEM 4(b)     PERCENT OF CLASS                                       PERCENTAGE
                                                                     ----------
              Advent VI L.P.                                              14.94%
              Advent Atlantic and Pacific II L.P.                          6.70%
              Advent New York L.P.                                         1.86%
              Advent Industrial II L.P.                                    2.42%
              TA Venture Investors Limited Partnership                     0.22%

ITEM 4(c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
              (i)    SOLE POWER TO VOTE OR DIRECT THE VOTE:        COMMON STOCK
                                                                   ------------
              Advent VI L.P.                                          1,136,310
              Advent Atlantic and Pacific II L.P.                       510,064
              Advent New York L.P.                                      141,685
              Advent Industrial II L.P.                                 184,191
              TA Venture Investors Limited Partnership                   17,002

              (ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE:               N/A

              (iii)  SOLE POWER TO DISPOSE OR DIRECT THE
                     DISPOSITION:                                  COMMON STOCK
                                                                   ------------
              Advent VI L.P.                                          1,136,310
              Advent Atlantic and Pacific II L.P.                       510,064
              Advent New York L.P.                                      141,685
              Advent Industrial II L.P                                  184,191
              TA Venture Investors Limited Partnership                   17,002

              (iv)   SHARED POWER TO DISPOSE OR DIRECT
                     THE DISPOSITION                                        N/A

ITEM 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
              Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
              Not Applicable

ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
              This schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9        NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10       CERTIFICATION: Not Applicable


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING
Advent VI L.P., Advent Atlantic and Pacific II L.P., Advent New York L.P., Advent Industrial II L.P. and TA Venture Investors Limited Partnership hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Expert Software, Inc.

Dated:

ADVENT VI L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
    --------------------------------------------
    Katherine S. Cromwell, Managing Director


ADVENT ATLANTIC AND PACIFIC II L.P.
By:  TA Associates AAP II Partners L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
    --------------------------------------------
    Katherine S. Cromwell, Managing Director


ADVENT NEW YORK L.P.
By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
    --------------------------------------------
    Katherine S. Cromwell, Managing Director


ADVENT INDUSTRIAL  II L.P.
By:  TA Associates VI L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
    --------------------------------------------
    Katherine S. Cromwell, Managing Director


TA VENTURE INVESTORS LIMITED PARTNERSHIP

By:
    --------------------------------------------
    Katherine S. Cromwell, General Partner